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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27250

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MML Investors Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1414 Main Street
(No. and Street)

Springfield (City) MA (State) 01144-1013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michele G. Lattanzio (413)737-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street (Address) Boston (City) MA (State) 02116 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 1 2004 WASH. D.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

FB 3/25

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michele G. Lattanzio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MML Investore Services, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michele G. Lattanzio
Signature

Chief Financial Officer and Treasurer
Title

Kathleen E. Sakowicz
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MML Investors Services, Inc. and Subsidiary (SEC File Number 8-27250)

Consolidated Financial Statements and Supplemental Schedule for the Year Ended December 31, 2003 and Supplemental Report on Internal Control and Independent Auditors' Report

Filed pursuant to Rule 17a-5(e)(3) as a *PUBLIC DOCUMENT*.

MML INVESTORS SERVICES, INC. AND SUBSIDIARY

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
MML Investors Services, Inc. and Subsidiary:

We have audited the accompanying consolidated statement of financial condition of MML Investors Services, Inc. and subsidiary (the "Company") as of December 31, 2003, and the related consolidated statements of loss, changes in shareholders' equity, and cash flows for the year then ended, included in the Table of Contents, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of MML Investors Services, Inc. and subsidiary at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The following supplemental schedule of the Company as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic consolidated financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	14

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

February 13, 2004

MML INVESTORS SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CASH AND CASH EQUIVALENTS	$13,568,855
CASH SEGREGATED UNDER FEDERAL REGULATIONS	2,832,139
RECEIVABLES FROM BROKERS OR DEALERS	11,825,496
OTHER RECEIVABLES	5,478,237
RECEIVABLES FROM CUSTOMERS	675,225
PREPAID EXPENSES	744,204
INVESTMENTS—Note readily marketable, at estimated fair value (cost, $118,749)	118,749
FIXED ASSETS (Net of $6,025,469 of accumulated depreciation)	2,715,606
DEFERRED TAX ASSET	319,381
CURRENT TAXES RECEIVABLE	6,209,632
TOTAL ASSETS	$44,487,524

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:	
Payables to brokers or dealers	$ 1,333,297
Commissions payable	17,432,862
Accounts payable and accrued expenses	9,306,864
Total liabilities	28,073,023
SHAREHOLDER'S EQUITY:	
Common stock, $1 par value—authorized, 300,000 shares; issued and outstanding, 4,891 shares	4,891
Additional paid-in capital	23,794,931
Accumulated deficit	(7,385,321)
Total shareholder's equity	16,414,501
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$44,487,524

See notes to consolidated financial statements.

MML INVESTORS SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF LOSS
YEAR ENDED DECEMBER 31, 2003

REVENUE:	
Commissions	$294,326,434
Trail commissions	33,463,331
Other income	3,138,325
Total revenue	330,928,090
EXPENSES:	
Commissions	307,934,738
Salaries and fringe benefits	8,356,616
Management fees	10,868,193
Office operating expenses	7,283,091
Depreciation and amortization	1,198,186
Other expenses	8,833,431
Total expenses	344,474,255
LOSS BEFORE INCOME TAXES	(13,546,165)
INCOME TAX BENEFIT	5,581,025
NET LOSS	$ (7,965,140)

See notes to consolidated financial statements.

MML INVESTORS SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Shareholders' Equity
BALANCE—January 1, 2003	$4,891	$23,794,931	$ 579,819	$24,379,641
Net loss			(7,965,140)	(7,965,140)
BALANCE—December 31, 2003	$4,891	$23,794,931	$(7,385,321)	$16,414,501

See notes to consolidated financial statements.

MML INVESTORS SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (7,965,140)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	1,198,186
Change in deferred taxes—net	(106,234)
Changes in assets and liabilities:	
Increase in cash segregated under federal regulations	(926,404)
Increase in receivables from brokers or dealers	(2,268,561)
Increase in receivable from customer	(513,475)
Increase in taxes receivable	(6,209,632)
Decrease in other receivables	606,529
Increase in prepaid expenses	(610,600)
Increase in payable to brokers or dealers	1,032,834
Increase in commissions payable	9,786,346
Increase in accounts payable	5,335,395
Total adjustments	7,324,384
Net cash used in operating activities	(640,756)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Disposal of investment	10,000
Disposal of fixed assets	81,940
Purchases of investment securities	(133)
Net cash used in investing activities	91,807
NET DECREASE IN CASH AND CASH EQUIVALENTS	(548,949)
CASH AND CASH EQUIVALENTS—Beginning of year	14,117,804
CASH AND CASH EQUIVALENTS—End of year	$ 13,568,855
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Cash paid during the year for income taxes	$ 708,968

See notes to consolidated financial statements.

MML INVESTORS SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003

1. ORGANIZATION

MML Investors Services, Inc.—MML Investors Services, Inc. ("MMLISI") was organized as a Massachusetts corporation on December 31, 1981 for the purpose of doing business as a broker-dealer in securities. MMLISI offers a wide variety of quality investment products and services through Massachusetts Mutual Life Insurance Company ("MassMutual") agents, the majority of which is the sale of mutual funds. MMLISI is registered as a broker-dealer and investment advisor with the Securities and Exchange Commission ("SEC"), is a member of the National Association of Securities Dealers, Inc. ("NASD"), and is licensed as a broker-dealer in all 50 states, Puerto Rico and the District of Columbia. MMLISI is the parent corporation of MML Insurance Agency, Inc. ("MMLIAI"). MMLISI, and MMLIAI, are collectively referred to as the "Company." The Company uses the National Securities Clearing Corporation as a clearing agent to process all customer trades.

MMLIAI was organized as a Massachusetts corporation on December 17, 1990 for the purpose of doing business as an insurance brokerage agency. MMLIAI conducts business in all 50 states and the District of Columbia. MMLIAI enables MassMutual agents to sell non-MassMutual insurance products for a niche market or for special client needs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The consolidated financial statements include the accounts of MMLISI and its wholly owned subsidiary, MMLIAI, after elimination of intercompany balances and transactions.

The following is a summary of certain financial information of the Company's consolidated wholly owned subsidiary, MMLIAI, as of December 31, 2003:

Total assets	$6,747,620
Shareholder's equity	$3,726,730

The shareholders' equity of MMLIAI included as capital in the consolidated computation of the Company's net capital since the assets of the wholly owned subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by SEC Rule 15c3-1.

Cash and Cash Equivalents—The Company considers any investment with an original maturity of three months or less to be a cash equivalent. The Company maintains its cash and some of its cash equivalents in bank deposit accounts which may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company also maintains some of the cash equivalents in a money market fund managed by a related party (see Note 3). Cash segregated under federal regulations includes funds held in separate bank accounts for the exclusive benefit of MMLISI customers, in accordance with the regulations of the SEC.

Investments—Investments in marketable securities are carried at market and are recorded on a trade-date basis. Market value is determined using quoted share values. Cost is determined on the specific- identification method. Realized gains (losses), calculated on the first-in, first-out basis, and are included in income. The increase or decrease in unrealized appreciation or depreciation resulting from changes in the market value of investments is also included in income. Investments in nonreadily marketable securities are carried at cost, which approximates estimated fair value. Investments consist of common shares of a NASDAQ private placement and in the Depository Trust & Clearing Corporation.

Investment Income—Interest income is recorded on an accrual basis. Dividends and other mutual fund distributions are recorded on the ex-dividend date.

Fixed Assets and Leasehold Improvements—Fixed assets are recorded at cost. Major replacements and betterments are capitalized. Maintenance and repairs are charged to earnings as incurred. Costs of assets sold or retired and the related amounts of accumulated depreciation are eliminated from the accounts in the year of disposal, with the resulting gain or loss included in earnings. Depreciation is calculated based on the estimated useful lives of the respective assets using the straight-line method for financial reporting purposes.

Revenue and Expense—Commission revenue and related expenses are recorded on the trade date. Trail commission revenue represents 12 B-1 fees paid to MMLISI by fund companies and is recorded on the accrual basis. Distribution fees and expenses are recoded on the accrual basis.

Income Taxes—The Company provides income taxes based upon income as reported in the consolidated statement of loss and provides for deferred taxes based on temporary differences between the tax basis and financial reporting basis of assets and liabilities. The Company files federal taxes on a consolidated level with MassMutual Life Insurance Company and subsidiary. The Company files a combined tax return in Massachusetts and Connecticut with other MassMutual companies licensed to do business in those states. The Company files individually in all other states in which it is registered to conduct business.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. They may also affect the reported amounts of revenue and expenses during the reporting period. Amounts affected include but are not limited to contingent assets and liabilities at the date of the financial statements.

Fair Value of Financial Instruments—Financial instruments, which include cash and cash equivalents, receivables and payables, approximate their fair values because of the short maturities of these assets and liabilities.

Litigation—The Company is involved in several lawsuits, however based upon the review by inside and outside counsel as to certain actions, the likelihood that they, in the aggregate, represent a material exposure to the Company s remote, or the litigation is in its early stages and counsel is unable to provide an opinion as to the potential outcome of the claims asserted therein, but the amount could be material.

Regulatory Compliance—As one of 450 Broker Dealers, the Company participated in a self-assessment on mutual fund breakpoints in 2003 at the request of the NASD. Due to the industry results from this process, MMLISI and the other broker dealers were instructed in December 2003 to provide a NASD mandated letter to all clients who purchased "A" share mutual funds between January 1999 and November 2003 informing them that they may be due a refund. Clients returning these forms will have their breakpoint recalculated which may result in a refund. Based on estimates drawn from the results of the self-assessment, $651,948 was accrued at December 31, 2003 as a liability for potential refunds.

Recent Accounting Pronouncements—In January 2003, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities," which provides guidance to determine when enterprises should consolidate variable interest entities ("VIEs") and is effective for any VIEs created after January 31, 2003 and applies in the first fiscal year after June 15, 2003 to VIEs in which an enterprise holds a variable interest that it acquired prior to February 1, 2003. The Company believes the adoption of FIN 46 will have no impact on the financial condition, results of operations, or cash flow.

In May 2003, FASB issued Statement of Financial Accounting Standards ("SFAS") No. 150, "Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equity." The provisions of SFAS No. 150 shall be effective for financial instruments entered into or modified after May 31, 2003 and otherwise shall be in effect at the beginning of the first interim period after June 15, 2003, except for mandatory redeemable financial instruments of a nonpublic company. The Company believes that the adoption of SFAS No. 150 had no impact on its financial condition, results of operations, or cash flows.

3. RELATED-PARTY TRANSACTIONS AND AGREEMENTS

Through distribution agreements, MMLISI was the principal and co-underwriter of certain variable life insurance policies and variable annuity contracts issued by MassMutual, MML Bay State Life Insurance Company ("MML Baystate"), a wholly owned subsidiary of MassMutual, and C.M. Life Insurance Company ("C.M. Life"), a wholly owned subsidiary of MassMutual, for the year ended December 31, 2003. In addition, MMLISI was the sub-distributor of the MassMutual Institutional Funds for the year ended December 31, 2003. OppenheimerFunds Distributors, Inc., a subsidiary of OppenheimerFunds, Inc. ("OFI"), was the general distributor. OFI is owned by Oppenheimer Acquisition Corporation, which is a controlled subsidiary of MassMutual. MassMutual agents who are MMLISI registered representatives sell these policies, contracts, and institutional funds for which they receive commissions. For the year ended December 31, 2003, MMLISI has recognized $170,141,339 of commission revenue and expense from MassMutual, MML Baystate, and C.M. Life.

MMLISI has a selling agreement with OFI, previously named Oppenheimer Management Corporation, for the distribution of the OppenheimerFunds. Under the terms of the selling agreement, MMLISI earned approximately $19,300,000 in commissions and service fees from OFI. The commissions are paid in accordance with the terms of the prospectuses of the individual funds.

Pursuant to its service agreements with MassMutual, MML Bay State, and C.M. Life, MMLISI is paid for expenses incurred in marketing and selling the policies, contracts, and institutional funds. For the year ended December 31, 2003, $1,048,367 in underwriting fees was earned by MMLISI collectively from MassMutual, MML Bay State, and C.M. Life.

As of December 31, 2003, the Company owned 5,720,798 Class A shares of the Oppenheimer Cash Reserves (included in cash and cash equivalents, managed by OFI, with an aggregate market value of $5,720,928. During 2003, the Company received $25,418 in dividends for these investments. The dividends earned on the Oppenheimer investments during the year were $26,689.

The Company has a service agreement with MassMutual which provides for the performance by MassMutual of certain services for the Company including, but not limited to, data processing, benefit plan administration, payroll, legal, compliance, licensing access to the general agents of MassMutual, and other general corporate services. Under the service agreement, the Company pays a management fee equal to MassMutual's allocated costs for providing such services to the Company. The management fee for the year ended December 31, 2003 amounted to $10,868,193, of which $3,397,602 is recorded as accounts payable and accrued expense at December 31, 2003.

4. SPECIAL ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS OF MML INVESTORS SERVICES, INC.

The provisions of the SEC's Rule 15c3-3, Customer Protection—Reserves and Custody of Securities, are not applicable to the Company because MMLISI has complied with the exemptive provisions under Section (k)(2)(i) of that rule. As required by the exemptive provisions, MMLISI maintains separate bank account designated as "Special Account for the Exclusive Benefit of Customers of MML Investors Services, Inc." As of December 31, 2003, the balances in these accounts totaled $2,832,139 and is included in cash segregated under federal regulations.

5. OPERATING LEASES

Under operating leases with remaining noncancelable terms in excess of one year at December 31, 2003, aggregate annual rentals for office space and equipment are approximately as listed below.

Year Ended December 31	
2004	$ 800,248
2005	628,200
2006	669,741
Total	$ 2,098,189

The current lease expires in 2006. Rent expense for the year amounted to $602,241.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital of $3,640,647, which was $2,020,247 in excess of its required net capital of $1,620,400. The Company's ratio of aggregate indebtedness to net capital was 6.76 to 1.

7. BROKER'S BOND

The Company carries a broker's blanket fidelity bond in the amount of $2,000,000. In addition, the Company is afforded additional coverage under the MassMutual Corporate Fidelity Bond Program in the amount of $100,000,000.

8. EMPLOYEE BENEFITS

The Company's employees are covered by MassMutual's employees' pension plan, thrift plan, group life insurance plan and group health insurance plan, which provide benefits for certain of its active employees.

MassMutual provides certain life and health insurance benefits to retired employees through group insurance contracts. Substantially all of the Company's employees may become eligible for these benefits if they reach retirement age while working for the Company.

Defined Benefit Pension Plan—Certain of the Company's employees are covered by MassMutual's noncontributory, defined benefit pension plan (the "Plan"). Benefits are based upon the employees' years of service, compensation during the last five years of employment, and estimated social security retirement benefits.

MassMutual accounts for the Plan in accordance with FASB Statement No. 87. The Company reimbursed MassMutual $298,491 in 2003 for the current service costs related to the Company's employees covered by the Plan. On June 1, 1999, MassMutual converted its two, noncontributory, defined benefit plans into a cash balance pension plan. The cash balance pension plan covers substantially all of its employees. Benefits are expressed as an account balance that is increased with pay credits and interest credits. Prior to June 1, 1999, MassMutual offered two, noncontributory, defined benefit plans covering substantially all of its employees. One plan included active employees and retirees previously employed by Connecticut Mutual Life Insurance Company, which merged with MassMutual in 1996; the other plan included all other eligible employees and retirees. Benefits were based on the employees' years of service, compensation during the last five years of employment, and estimated social security retirement benefits.

Postretirement Benefits—The Company provides certain life insurance and health care benefits ("other post retirement benefits") for its retired employees and agents and their beneficiaries and dependents. The health care plan is contributory; the basic life insurance plan is noncontributory. These benefits are funded as considered necessary by the Company's management.

The Company offers, to all of its employees, certain additional post-retirement benefits including life and health insurance through its participation in a plan provided by MassMutual. For 2003, MassMutual informed the Company that there would be no charge for this plan.

9. INCOME TAXES

Rate Reconciliation—The provision for income taxes differs from the amount of income tax expense determined by applying the 35% U.S. statutory federal income tax rate to pre-tax net income from as follows at December 31, 2003:

Loss before income taxes	$ (13,546,165)	
Tax benefit computed at statutory rate	$ (4,741,158)	35.00 %
Meals and entertainment	11,746	(0.09)%
Effect of state taxes	1,113,647	8.22 %
Penalties		
Amortization	(43,769)	0.32 %
Dividends received		
Prior year true up/other	305,803	(2.26)%
Provision (benefit) for income taxes	$ (5,581,025)	41.20 %

The deferred tax asset is composed of the following at December 31, 2003:

Temporary difference:	
Fixed assets—net	$ 62,357
Accrued vacation	107,939
Deferred rent	103,527
Postretirement benefit	71,000
Other	(25,442)
Net deferred tax asset	$ 319,381
Income tax expense (benefit):	
Current expense:	
Federal	$ (6,474,925)
State	(1,880,848)
Total current benefit	(8,355,773)
Deferred expense:	
Federal	2,134,551
State	640,197
Total deferred expense	2,774,748
Income tax expense (benefit)	$ (5,581,025)

It is management's assessment that the deferred tax asset will be recognized in future periods, therefore no valuation allowance has been established.

* * * * * *

MML INVESTORS SERVICES, INC. AND SUBSIDIARY

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2003

TOTAL SHAREHOLDERS' EQUITY	$16,414,501
LESS NONALLOWABLE ASSETS, HAIRCUTS, AND OTHER CHARGES AGAINST CAPITAL:	
Haircuts on security positions	114,416
Securities not readily marketable	118,749
Fixed assets—net	2,715,605
Other receivables	4,660,218
Receivables from brokers and dealers	840,447
Investment in and receivable from affiliate—net	3,580,009
Other assets	744,410
NET CAPITAL	3,640,647
MINIMUM NET CAPITAL REQUIRED TO BE MAINTAINED (GREATER OF $250,000 OR 6-2/3% OF AGGREGATE INDEBTEDNESS OF $24,305,999)	1,620,400
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENTS	$ 2,020,247
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	6.67 to 1

RECONCILIATION OF NET CAPITAL PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5—
There are no material differences between the computation of net capital as stated above and the corresponding computation prepared by, and included in, the Company's unaudited Amended Part II A Focus Report as amended on February 25, 2004.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Shareholders of
MML Investors Services, Inc. and Subsidiary:

In planning and performing our audit of the consolidated financial statements and supplemental schedule of MML Investors Services, Inc. and subsidiary (the "Company") for the year ended December 31, 2003, (on which we have issued our report dated February 13, 2004) we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal controls, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

February 13, 2004